UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2013 AND 2012

2rfr

2rfr

Edenor S.A.

Condensed Interim Consolidated Statements of Financial Position

as of September 30, 2013 and December 31, 2012

(Stated in thousands of pesos)

	Note	09.30.13	12.31.12
ASSETS

Non-current assets
Property, plant and equipment	10	4,847,779	4,344,599
Intangible assets	11	-	845,848
Interest in joint ventures	7	426	422
Trade receivables	12	-	2,042
Other receivables	13	145,097	186,666
Total non-current assets		4,993,302	5,379,577

Current assets
Assets under construction		-	84,466
Inventories		54,251	85,002
Trade receivables	12	719,872	889,383
Other receivables	13	1,277,816	135,578
Financial assets at fair value through profit or loss	14	90,998	3,415
Cash and cash equivalents	15	287,483	71,108
Total current assets		2,430,420	1,268,952
Assets of disposal group classified as held for sale	16	300,733	223,398
TOTAL ASSETS		7,724,455	6,871,927

Edenor S.A.

Condensed Interim Consolidated Statements of Financial Position

as of September 30, 2013 and December 31, 2012 (Continued)

(Stated in thousands of pesos)

	Note	09.30.13	12.31.12
Capital and reserves attributable to the owners
Share capital	17	807,339	897,043
Adjustment to share capital	17	-	397,716
Additional paid-in capital	17	-	3,452
Treasury stock	17	8,471	9,412
Adjustment to treasury stock	17	-	10,347
Other comprehensive loss		(14,659)	(14,659)
Retained earnings/Accumulated deficit		408,050	(885,130)
Equity attributable to the owners		1,209,201	418,181
Non-controlling interests		8,646	71,107
TOTAL EQUITY		1,217,847	489,288

LIABILITIES
Non-current liabilities
Trade payables	18	176,049	155,313
Deferred revenue	19	34,366	264,427
Other payables	20	1,072,827	1,894,772
Borrowings	21	1,258,298	1,350,700
Salaries and social security taxes payable	22	19,894	17,460
Benefit plans		76,715	97,436
Provisions		66,403	80,019
Tax liabilities	24	15,006	9,971
Deferred tax liability		64,546	230,411
Total non-current liabilities		2,784,104	4,100,509
Current liabilities
Trade payables	18	2,705,614	1,188,532
Borrowings	21	52,186	103,143
Salaries and social security taxes payable	22	344,156	383,642
Benefit plans		-	14,968
Tax liabilities	24	233,271	273,698
Other payables	20	119,782	150,387
Provisions		20,035	10,493
Total current liabilities		3,475,044	2,124,863
Liabilities of disposal group classified as held for sale	16	247,460	157,267
TOTAL LIABILITIES		6,506,608	6,382,639
TOTAL LIABILITIES AND EQUITY		7,724,455	6,871,927

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements. These Financial Statements must be read with the audited Financial Statements for the year ended December 31, 2012.

Edenor S.A.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

for the nine-month periods ended September 30, 2013 and 2012

(Stated in thousands of pesos)

		Nine months at		Three months at
	Note	09.30.13	09.30.12	09.30.13	09.30.12
Continuing operations
Revenue from sales	25	2,568,491	2,166,475	911,708	732,379
Electric power purchases		(1,583,119)	(1,306,808)	(589,504)	(477,213)
Subtotal		985,372	859,667	322,204	255,166
Transmission and distribution expenses	26	(1,394,383)	(972,199)	(507,279)	(336,422)
Gross loss		(409,011)	(112,532)	(185,075)	(81,256)

Selling expenses	26	(400,669)	(259,933)	(137,772)	(98,250)
Administrative expenses	26	(222,930)	(170,170)	(62,461)	(65,798)
Other operating expense, net		(77,298)	(57,701)	(28,229)	(7,998)
Gain (Loss) from interest in joint ventures		4	(21)	-	-
Operating loss before Resolution SE 250/13		(1,109,904)	(600,357)	(413,537)	(253,302)
Higher costs recognition - Resolution SE 250/13		2,212,623	-	-	-
Operating profit (loss)		1,102,719	(600,357)	(413,537)	(253,302)

Financial income	27	243,384	55,601	29,166	22,248
Financial expenses	27	(367,489)	(112,187)	(231,589)	(33,802)
Other financial expense	27	(151,796)	(105,695)	(66,071)	(47,027)
Net financial expense		(275,901)	(162,281)	(268,494)	(58,581)
Profit (Loss) before taxes		826,818	(762,638)	(682,031)	(311,883)
Income tax	23	60,330	71,135	177,914	24,424
Profit (Loss) for the period from continuing operations		887,148	(691,503)	(504,117)	(287,459)
Discontinued operations	16	(95,108)	67,581	(8,761)	12,113
Profit (Loss) for the period		792,040	(623,922)	(512,878)	(275,346)

Profit (Loss) for the period attributable to:
Owners of the parent		791,020	(626,978)	(512,333)	(277,113)
Non-controlling interests		1,020	3,056	(545)	1,767
Profit (Loss) for the period		792,040	(623,922)	(512,878)	(275,346)

Profit (Loss) for the period attributable to the owners of the parent:
Continuing operations		887,148	(691,503)	(506,070)	(287,459)
Discontinued operations		(96,128)	64,525	(6,263)	10,346
		791,020	(626,978)	(512,333)	(277,113)

Basic and diluted earnings (loss) per share attributable to the owners of the parent:
Basic and diluted earnings (loss) per share from continuing operations	28	1.03	(0.77)	(0.61)	(0.32)
Basic and diluted (loss) earnings per share from discontinued operations	28	(0.11)	0.07	(0.01)	0.01

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements. These Financial Statements must be read with the audited Financial Statements for the year ended December 31, 2012.

Edenor S.A.

Condensed Interim Consolidated Statements of Changes in Equity

for the nine-month periods ended September 30, 2013 and 2012

(Stated in thousands of pesos)

	Attributable to the owners of the parent at 09.30.13
	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Legal reserve	Other comprehensive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at December 31, 2011	897,043	986,142	9,412	10,347	21,769	64,008	(17,925)	(539,411)	1,431,385	415,801	1,847,186

Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(365,499)	(365,499)
Distribution of dividends - Aeseba S.A.	-	-	-	-	-	-	-	-	-	(5,811)	(5,811)
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012 (1)	-	(588,426)	-	-	(18,317)	(64,008)		670,751	-	-	-
Loss for the nine-month period	-	-	-	-	-	-	-	(626,978)	(626,978)	3,056	(623,922)
Balance at September 30, 2012	897,043	397,716	9,412	10,347	3,452	-	(17,925)	(495,638)	804,407	47,547	851,954

Increase in non-controlling interests from discontinued operations	-	-	-	-	-	-	-	-	-	23,773	23,773
Other comprehensive income for the year	-	-	-	-	-	-	3,266	-	3,266	(211)	3,055
Loss for the three-month complementary period	-	-	-	-	-	-	-	(389,492)	(389,492)	(2)	(389,494)
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	-	(14,659)	(885,130)	418,181	71,107	489,288

Sale of subsidiaries	-	-	-	-	-	-	-	-	-	(63,481)	(63,481)
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013 (Note 17)	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	-	502,160	-	-	-
Profit for the nine-month period	-	-	-	-	-	-	-	791,020	791,020	1,020	792,040
Balance at September 30, 2013	807,339	-	8,471	-	-	-	(14,659)	408,050	1,209,201	8,646	1,217,847

(1)      The absorption of accumulated losses was made on the basis of the Financial Statements prepared under previous generally accepted accounting principles (Argentine GAAP), in effect at December 31, 2011.

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements. These Financial Statements must be read with the audited Financial Statements for the year ended December 31, 2012.

Edenor S.A.

Condensed Interim Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2013 and 2012

(Stated in thousands of pesos)

	Note	Nine months at 09.30.13	Nine months at 09.30.12
Cash flows from operating activities
Profit (Loss) for the period		792,040	(623,922)
Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	10	156,972	143,074
Loss on disposals of property, plant and equipment		440	1,770
Gain (Loss) on interest in joint ventures		(4)	21
Gain from the repurchase of Corporate Notes	27	(65,655)	-
Accrued interest, net of interest capitalized	27	153,086	71,383
Exchange differences	27	209,833	129,086
Income tax	23	(60,330)	(71,135)
Allowance for the impairment of trade and other receivables, net of recovery	26	32,055	14,336
Provision for contingencies		22,492	18,499
Adjustment to present value of other receivables	27	(328)	2,275
Changes in fair value of financial assets	27	(1,914)	(34,739)
Accrual of benefit plans		17,716	20,440
Higher costs recognition - Resolution SE 250/13		(2,212,623)	-
Discontinued operations	16	168,629	100,146
Changes in operating assets and liabilities:
Net decrease / (increase) in trade receivables		24,804	(57,731)
Net increase in other receivables		(168,576)	(11,346)
Increase in inventories		(13,091)	(23,133)
(Decrease) / Increase in trade payables		(197,997)	86,258
Increase in salaries and social security taxes payable		12,550	31,092
Decrease in benefit plans		(8,105)	(4,615)
Increase / (Decrease) in tax liabilities		778	(3,836)
Increase in deferred revenue		-	7,912
Increase in other payables		300,358	88,431
Net decrease in provisions		(19,108)	(10,041)
Increase for funds obtained from the program for the rational use of electric power (PUREE) (Res SE No. 1037/07)		338,123	288,947
Subtotal net cash flows (used in) provided by operating activities		(517,855)	163,172
Increase for funds obtained - Cammesa financing		1,587,655	20,194
Net cash flows provided by operating activities		1,069,800	183,366

Edenor S.A.

Condensed Interim Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2013 and 2012 (Continued)

(Stated in thousands of pesos)

	Note	Nine months at 09.30.13	Nine months at 09.30.12
Cash flows from investing activities
Net (payment for) collection of purchase / sale of financial assets at fair value		(10,204)	33,611
Acquisitions of property, plant and equipment	10	(670,973)	(329,870)
Loans granted		-	(400)
Collection of loans with related companies		2,188	142,372
Collection of receivables from sale of subsidiaries - SIESA		2,726	-
Cash inflow from subsidiary sale		345	-
Discontinued operations	16	(105,301)	(129,378)
Net cash flows used in investing activities		(781,219)	(283,665)

Cash flows from financing activities
Loans taken		-	665
Payment of principal and interest on loans		(95,773)	(94,924)
Discontinued operations	16	25,388	106,484
Net cash flows (used in) provided by financing activities		(70,385)	12,225

Net increase / (decrease) in cash and cash equivalents		218,196	(88,074)

Cash and cash equivalents at beginning of year in the statement of financial position	15	71,108	130,509
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	16	11,154	28,305
Exchange differences in cash and cash equivalents		5,970	2,203
Net increase / (decrease) in cash and cash equivalents		218,196	(88,074)
Cash and cash equivalents at end of period		306,428	72,943

Cash and cash equivalents at end of period in the statement of financial position	15	287,483	43,096
Cash and cash equivalents at end of period included in assets of disposal group classified as held for sale	16	18,945	29,847
Cash and cash equivalents at end of period		306,428	72,943

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment		(23,875)	(16,587)

Decrease in PUREE-related liability (Res. SE 250/13)		(1,394,305)	-

Increase in financial assets at fair value from subsidiary sale		(333,994)	-

Decrease in financial assets at fair value from repurchase of Corporate Notes		165,085	-

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements. These Financial Statements must be read with the audited Financial Statements for the year ended December 31, 2012.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

The Company’s economic and financial situation

In the last two fiscal years ended December 31, 2012 and 2011, the Company recorded negative operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%, which have led the Company to report negative equity as of March 31, 2013.  As a consequence of the partial recognition of higher costs (in accordance with the provisions of Section 4.2 of the Adjustment Agreement) for the period May 2007 through February 2013 that occurred in the second quarter of the current fiscal year, the Company turned its accumulated deficit at March 31, 2013 into positive retained earnings, thereby rectifying the situation of corporate dissolution to which it had been exposed.

Nevertheless, the constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires.

It is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i)  reducing certain specified costs, including the reduction of top management personnel’s fees; (ii) selling or disposing of all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Additionally, the Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. In this context, the ENRE has issued Resolution 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012. However, such additional revenue is insufficient to make up the aforementioned deficit.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012,  an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis.

                Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 the Company found itself forced to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the salary increases established by Resolution No. 1906/12 of the Secretariat of Labor dated November 27, 2012 and the Salary Agreement dated February 26, 2013.  In this regard, the ENRE and CAMMESA sent notices to the Company demanding payment of such debt, which have been duly replied by the Company.

In this context, and considering both the above-described situation and the negative equity reported in the Company’s Financial Statements for the interim period ended March 31, 2013, the Energy Secretariat issued Resolution 250/13, published in the Official Gazette on May 15, 2013, which, among other issues, determined and approved the values of the adjustments resulting from the CMM, to which the Company is entitled, for the period May 2007 through February 2013, although in today’s terms they are insufficient to cover the current operating deficit. Additionally, it established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA as detailed in Note 2.b).

In this manner, the Energy Secretariat, in its capacity as grantor of the Concession Agreement, has provided a solution which, although transient and partial in nature, temporarily modified the situation that the Company tried to rectify with the filing of the action for the protection of its rights (“acción de amparo”). This solution, in addition to the requirement imposed by the Energy Secretariat through Resolution 250/13, led the Company to abandon, on May 29, 2013, the action filed, requesting that both parties be charged with the legal costs thereof, and to continue to claim on the fundamental issue by way of another action (Note 9 b).

Consequently, as described in Note 2.b), these financial statements include the effects of such resolution, which resulted mainly in the Company recording a positive balance in the retained earnings account rather than accumulated deficit, in accordance with that mentioned in the preceding paragraphs.

Although the effects of this resolution are a significant step towards the recovery of the Company’s situation, inasmuch as it allows for the regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last years, such resolution does not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated by the electricity rate schedules in effect, even after applying Resolution SE 250/13,  does not allow for the absorption of neither operating costs nor investment requirements or the payment of financial services. Therefore, this cash flow deficit will translate once again into a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of an offsetting mechanism similar to that implemented by Resolution 250/13 is to be authorized by the Energy Secretariat by way of a new administrative act.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

In spite of the above-mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year in this regard continued during the period being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by Resolution 250/13, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the ability of the Company to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the agreed-upon salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim consolidated financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

At the date of issuance of these condensed interim consolidated financial statements there are no significant changes with respect to the situation reported by the Company as of December 31, 2012, except for the following:

a.            Penalties

Due to the events occurred between December 20 and December 31, 2010 in Edenor’s concession area, on February 9, 2011, the ENRE issued Resolution No. 32/11 pursuant to which a penalty procedure was initiated due to the Company’s failure to comply with the provisions of Section 25 sub-sections a), f) and g) of the Concession Agreement, Section 27 of Law No. 24,065, and ENRE Resolution No. 905/99.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

On April 24, 2013, the Company was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor against Resolution No. 32/11 was declared formally inadmissible due to the Company lack of payment of the fine imposed by the ENRE as a necessary prerequisite to having access to the judicial instance. The Company will file an appeal against such pronouncement with the Supreme Court.

The impact of this Resolution is explained in Note 9.a.

b.                     PUREE-CMM (Program for the Rational Use of Electric Power-Cost Monitoring Mechanism)

On May 7, 2013, the Energy Secretariat issued Resolution SE 250/13, whereby it:

a)       Authorized the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through February 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, as described in Note 2.c.I to the Consolidated Financial Statements as of December 31, 2012, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt at February 28, 2013 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through February 2013.

c)       Authorized the Company to offset until February 2013 the debt indicated in caption b) against and up to the amount of the receivables established in caption a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir- LVFVD) for the CMM surplus amounts after the offsetting process indicated in caption c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the Wholesale Electricity Market (MEM) that were past due at May 7, 2013, which in the case of Edenor amounted to $ 678.13 million, including interest as of that date.

f)        Instructed the Company to assign the credits from the surplus LVFVD, after having complied with that established in the preceding caption, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The Energy Secretariat, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned Resolution pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of September 30, 2013, the amount recorded by the Company as revenue from the recognition of higher costs resulting from the CMM, net of the revenue recorded in prior years, amounts to $ 2,212.6 million, which is the total amount for the period recognized by Resolution SE 250/13, and has been disclosed in the “Higher costs recognition - Resolution SE 250/13” line item of the Statement of Comprehensive Income (Loss). Additionally, it has recognized net interest for $ 171.6 million included in the “Financial interest” line item within the “Financial income” account of the Statement of Comprehensive Income (Loss).

At the date of issuance of these financial statements, the Company was awaiting the approval of the amounts to be offset by the ENRE and the Energy Secretariat, inasmuch as the LVFVD have not yet been issued. Furthermore, the Company estimates that the LVFVD will be issued and offset or paid within the next twelve months.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

The impact of Resolution SE 250/13 on both the Statement of financial position and the Statement of comprehensive income (loss) is summarized below:

Statement of Financial Position

		2013
Other receivables
Cost Monitoring Mechanism	a	2,258,153
Net interest CMM - PUREE	c	171,606
Other payables - Program for the rational use of electric power	b	(1,394,305)
LVFVD to be issued		1,035,454

Statement of Comprehensive Income (Loss):

			Recognized in		Recognized in
			prior years		prior years
		2013	but not offset	Subtotal	and offset	Total
Higher costs recognition - Resolution SE 250/13	a	2,212,623	45,530	2,258,153	91,262	2,349,415
Financial income - Financial interest	c	171,606	-	171,606	-	171,606
		2,384,229	45,530	2,429,759	91,262	2,521,021

With the publication of the above-described Resolution SE 250/13, the Energy Secretariat, in the Company’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason said Claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, on June 29, 2013, the Company brought an action to prevent the actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these condensed Financial Statements, the Company has submitted to the ENRE the CMM adjustment request, in accordance with the following detail:

Period	Application Date	CMM Adjustment
November 2012 – April 2013	May 2013	6.951%

Furthermore, the CMM adjustment values relating to the March–September 2013 period that have been neither transferred to the tariff nor authorized to be collected by other means amount, after applying Resolution SE No. 250/13 of the Energy Secretariat, to approximately $ 720.8 million. Furthermore, at September 30, 2013, the balance relating to the Program for the Rational Use of Electric Power, after applying Resolution SE No. 250/13,  amounts to $ 301,866 (Note 20), $ 221,506 of which have been submitted to the ENRE as of that date in accordance with the procedure in effect.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

a.                     Trust Resolution ENRE 347/12

On July 4, 2013, the Company and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue, in accordance with the public offering system authorized by the National Securities Commission (CNV), “Debt Securities” (VRD) to be offered to the market for a nominal value of up to $ 312.5 million. The proceeds will be used to finance the payment of the Company’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, said agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed.

3.                  Basis of preparation

These condensed interim consolidated financial statements for the nine-month period ended September 30, 2013 have been prepared in accordance with IAS 34 “Interim financial reporting” issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements for the nine-month periods ended September 30, 2013 and 2012 have not been audited. The Company management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine-month periods ended September 30, 2013 and 2012 do not necessarily reflect the Company’s results in proportion to the full fiscal years.

The balances at December 31, 2012 and for the nine and three-month periods ended September 30, 2012, disclosed in these condensed interim consolidated financial statements for comparative purposes, arise from the financial statements as of those dates. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting period.

The consolidated Financial Statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These consolidated Financial Statements were approved for issue by the Company Board of Directors on November 6, 2013.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

4.                  Accounting policies

The accounting policies adopted for these Condensed Interim Consolidated Financial Statements are consistent with those used in the preparation of the Consolidated Financial Statements for the last financial year ended December 31, 2012, except for the changes described below, which have not had a significant impact on the Company’s financial position or the results of its operations:

•                      IAS 1 (revised in 2011) - “Presentation of Financial Statements”: in June 2011, the International Accounting Standards Board issued this standard, whose amendment requires entities to separate the items presented in “Other Comprehensive Income” into two groups, based on whether or not they will be recycled into net profit or loss in the future.

The Other comprehensive loss disclosed in the Condensed Interim Separate Statements of Changes in Equity, includes the recognition of the actuarial losses relating to the defined benefit plans in the Company, which arise from experience adjustments and changes in actuarial assumptions, which will not be recycled through profit or loss.

•                      IFRS 13 was issued in May 2011 and determines a single framework for fair value measurements when fair value is required by other standards. This IFRS applies to financial and non-financial elements measured at fair value, where fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

There are no new IFRS or IFRIC applicable as from the period being reported that have a material impact on the Company’s financial statements.

These condensed interim consolidated financial statements must be read together with the audited financial statements as of December 31, 2012, which have been prepared in accordance with IFRS.

Higher costs recognition – Resolution SE 250/13

The recognition of higher costs not transferred to the tariff authorized by Resolution SE 250 /13 of the Energy Secretariat falls within the scope of International Accounting Standard 20 (IAS 20) inasmuch as it implies a compensation for the expenses incurred by the Company in the past.

Its recognition is made at fair value when there is reasonable assurance that it will be received and the conditions attached thereto have been complied with.

Such concept has been disclosed in the Higher Costs Recognition - Resolution SE 250/13 line item of the Statement of Comprehensive Income (Loss) as of September 30, 2013, recognizing the related tax effects, which are detailed in Note 23.

5.                   Financial risk management

The Company’s activities expose it to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

5.1     Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value at September 30, 2013 and December 31, 2012:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2012
Assets
Cash and cash equivalents - Money market funds	50,954	-	-	50,954
Financial assets at fair value through profit or loss:
Government bonds	3,415	-	-	3,415
Total assets	54,369	-	-	54,369

At September 30, 2013
Assets
Cash and cash equivalents - Money market funds	254,904	-	-	254,904
Financial assets at fair value through profit or loss:
Government bonds / Trust rights	20,215	70,783	-	90,998
Total assets	275,119	70,783	-	345,902

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim consolidated Financial Statements requires the Company’s management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated Financial Statements.

In preparing these condensed interim consolidated Financial Statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources of estimation uncertainty are the same as those applied in the consolidated financial statements for the year ended December 31, 2012.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

7.                   Interest in joint ventures

Percentage interest held		Equity attributable to the owners
in capital stock and votes		09.30.13	12.31.12
SACME	50.00%	426	422

8.                  Segment information

The Company’s business activities focus primarily on the distribution and sale of electricity carried out by Edenor S.A. and its subsidiaries. Based on the geographical distribution of its customers, the Company has identified the following operating segments:

AESEBA: Through its subsidiary, it renders electric power distribution and sale services in the northern and northwestern areas of the Province of Buenos Aires. This operating segment has been discontinued.

EMDERSA: Through its subsidiaries, it renders electric power distribution and sale services in the Province of La Rioja. This operating segment has been discontinued.

EDENOR: It has the exclusive right to render electric power distribution and sale services to all users connected to the electricity distribution network within the concession area, which is comprised of the following: In the Federal Capital: the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General San Martín Ave., General Paz Ave. and Río de La Plata river. In the Province of Buenos Aires the area includes the following districts: Belén de Escobar, General Las Heras, General Rodríguez, former General Sarmiento (which at present comprises San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which at present comprises Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

The information on each operating segment identified by the Company for the periods ended September 30, 2013 and 2012 is as follows:

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Statements of Income as of 09.30.13	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	184,601	-	215,018	2,568,491	-	2,968,110	(399,619)	2,568,491
Revenue from construction	-	-	9,028	-	-	9,028	(9,028)	-
Electric power purchases	(73,638)	-	(90,603)	(1,583,119)	-	(1,747,360)	164,241	(1,583,119)
Cost of construction	-	-	(9,028)	-	-	(9,028)	9,028	-
Subtotal	110,963	-	124,415	985,372	-	1,220,750	(235,378)	985,372
Transmission and distribution expenses (2)	(44,070)	-	(60,322)	(1,394,383)	-	(1,498,775)	104,392	(1,394,383)
Gross profit (loss)	66,893	-	64,093	(409,011)	-	(278,025)	(130,986)	(409,011)
Higher costs recognition - Resolution 250/13	-	-	-	2,212,623	-	2,212,623	-	2,212,623
Subtotal	66,893	-	64,093	1,803,612	-	1,934,598	(130,986)	1,803,612
Selling expenses (2)	(31,570)	-	(25,069)	(400,669)	200	(457,108)	56,439	(400,669)
Administrative expenses (2)	(26,491)	(106)	(10,365)	(222,824)	-	(259,786)	36,856	(222,930)
Other operating (expense) income, net	(1,209)	13	474	(77,111)	(200)	(78,033)	735	(77,298)
(Loss) Gain from investment in subsidiaries	-	-	-	(1,484)	1,484	-	-	-
Gain from interest in joint ventures	-	-	-	4	-	4	-	4
(Loss) Gain from assets made available for sale	(7,145)	-	(185,960)	-	-	(193,105)	193,105	-
Operating profit (loss)	478	(93)	(156,827)	1,101,528	1,484	946,570	156,149	1,102,719

Financial income	14,129	(16)	835	243,736	(496)	258,188	(14,804)	243,384
Financial expenses (2)	(22,009)	-	(6,902)	(367,489)	335	(396,065)	28,576	(367,489)
Other financial (expense) income	(1,944)	59	(5,529)	(152,015)	160	(159,269)	7,473	(151,796)
Financial (expense) income, net	(9,824)	43	(11,596)	(275,768)	(1)	(297,146)	21,245	(275,901)
(Loss) Profit before taxes	(9,346)	(50)	(168,423)	825,760	1,483	649,424	177,394	826,818

Income tax	498	(1,433)	81,788	61,763	-	142,616	(82,286)	60,330

(Loss) Profit from continuing operations	(8,848)	(1,483)	(86,635)	887,523	1,483	792,040	95,108	887,148
(Loss) Profit from discontinued operations	-	(8,483)	-	(96,503)	104,986	-	(95,108)	(95,108)

(Loss) Profit for the period	(8,848)	(9,966)	(86,635)	791,020	106,469	792,040	-	792,040
Non-controlling interests	(365)	-	1,385	-	-	1,020	-	1,020
(Loss) Profit for the period attributable to the owners of the parent	(8,483)	(9,966)	(88,020)	791,020	106,469	791,020	-	791,020

(1)     It includes Emdersa and Aeseba operating segments (Note 16).

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Note (2)	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive income (loss)

Depreciation of property, plant and equipment	(8,469)	-	(1,406)	(156,972)	-	(166,847)	9,875	(156,972)
Amortization of intangible assets	-	-	(6,269)	-	-	(6,269)	6,269	-

Financial expenses - Interest	(24,624)	-	(3,686)	(358,914)	335	(386,889)	27,975	(358,914)

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Statements of Income as of 09.30.12	Emdersa	Emdersa H.	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations (1)	As per consolidated statement of comprehensive income (loss)

Revenue from sales	369,329	-	549,852	2,167,439	(1,516)	3,085,104	(918,629)	2,166,475
Revenue from construction	-	-	86,550	-	-	86,550	(86,550)	-
Electric power purchases	(176,279)	-	(251,543)	(1,306,808)	-	(1,734,630)	427,822	(1,306,808)
Cost of construction	-	-	(86,550)	-	-	(86,550)	86,550	-
Subtotal	193,050	-	298,309	860,631	(1,516)	1,350,474	(490,807)	859,667
Transmission and distribution expenses (2)	(33,207)	-	(144,408)	(973,446)	2,211	(1,148,850)	176,651	(972,199)
Gross profit (loss)	159,843	-	153,901	(112,815)	695	201,624	(314,156)	(112,532)
Selling expenses (2)	(46,598)	-	(60,854)	(259,933)	-	(367,385)	107,452	(259,933)
Administrative expenses (2)	(51,314)	(13)	(23,659)	(170,157)	-	(245,143)	74,973	(170,170)
Other operating (expense) income, net	(1,853)	-	(3,794)	(57,704)	(611)	(63,962)	6,261	(57,701)
(Loss) Gain from investment in subsidiaries	-	-	-	(2,444)	2,444	-	-	-
Loss on interest in joint ventures	-	-	-	(21)	-	(21)	-	(21)
Gain (Loss) from assets made available for sale	1,026	-	-	-	-	1,026	(1,026)	-
Operating profit (loss)	61,104	(13)	65,594	(603,074)	2,528	(473,861)	(126,496)	(600,357)

Financial income	28,470	388	1,388	57,898	(2,685)	85,459	(29,858)	55,601
Financial expenses (2)	(40,022)	(102)	(19,579)	(112,380)	2,685	(169,398)	57,211	(112,187)
Other financial (expense) income	(3,856)	(2,723)	(691)	(103,524)	552	(110,242)	4,547	(105,695)
Financial (expense) income, net	(15,408)	(2,437)	(18,882)	(158,006)	552	(194,181)	31,900	(162,281)
Profit (Loss) before taxes	45,696	(2,450)	46,712	(761,080)	3,080	(668,042)	(94,596)	(762,638)

Income tax	(9,611)	-	(16,773)	71,135	-	44,751	26,384	71,135

Profit (Loss) from continuing operations	36,085	(2,450)	29,939	(689,945)	3,080	(623,291)	(68,212)	(691,503)
Profit from discontinued operations EMD	-	-	-	36,085	(36,716)	(631)	68,212	67,581
Profit (loss) from discontinued operations AES	-	-	-	26,882	(26,882)	-	-	-

Profit (Loss) for the period	36,085	(2,450)	29,939	(626,978)	(60,518)	(623,922)	-	(623,922)
Non-controlling interests	-	-	(3,056)	-	-	(3,056)	-	(3,056)
Profit (Loss) for the period attributable to the owners of the parent	36,085	(2,450)	26,883	(626,978)	(60,518)	(626,978)	-	(626,978)

(1)      It includes Emdersa and Aeseba operating segments (Note 16).

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Note (2)	Emdersa	Emdersa Holding	Aeseba	Edenor	Eliminations	As per segment information	Discontinued operations	As per consolidated statement of comprehensive income (loss)

Depreciation of property, plant and equipment	(9,369)	-	(3,884)	(143,074)	-	(156,327)	13,253	(143,074)
Amortization of intangible assets	-	-	(18,615)	-	-	(18,615)	18,615	-

Financial expenses - Interest	(18,745)	-	(10,478)	(111,906)	2,685	(138,444)	26,832	(111,612)

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

9.                  Contingencies and lawsuits

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2012, except for the following:

a.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that established the following:

- That the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

- That Company customers be paid as compensation for the power cuts suffered the following amounts: $180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served on the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“recurso de queja por apelación denegada”) with the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of the Appellate Court’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) with the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed with the same Court. As of the date of this report, no decision has yet been issued on the two appeals lodged by the Company.

Conclusion: At the end of the period ended September 30, 2013, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action will not be terminated in 2013.

b.      Legal action brought by the Company (“EDENOR SA VS ENRE, ACTION FOR THE PROTECTION OF THE COMPANY’S RIGHTS - “AMPARO”)

                Purpose: The adoption by the ENRE, in the performance of its duties, of those measures which in the opinion of EDENOR S.A. are not only urgently needed but also essential for the provision of the public service of electricity distribution and sale on a continuous, regular and safe basis as stipulated in the “Concession Agreement”.

                Amount:  Not specified in the complaint.

                Procedural stage of the proceedings: With the publication of Resolution SE 250/13, the Energy Secretariat, in the Company’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason said claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, the Company brought the legal action mentioned in Note 2.b in order to interrupt the procedural term to which Section 31 of Law 19,549 refers.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

c.       Tax on minimum presumed income – Petition against the Federal Administration of Public Revenues (AFIP)

On August 2, 2013, the Company decided to adhere to the easy payment plan established by AFIP GR No. 3451/13, for an amount of $ 47 million relating to the minimum presumed income tax for fiscal year 2011 (principal plus interest accrued through the date on which the Company adhered to the plan). As a consequence of the Company’s adherence to the aforementioned easy payment plan, the debt will be paid in sixteen monthly and consecutive installments at a monthly interest rate of 1.35%, with the first installment falling due on September 16, 2013 (Note 24). Additionally, on August 23, 2013, the Company abandoned the petition for a declaratory judgment proceeding it had filed against the AFIP, as indicated in note 9 to the Consolidated Financial Statements as of December 31, 2012.

10.               Property, plant and equipment

	09.30.13	09.30.12
Net residual values at beginning of year	4,344,599	3,995,310
Additions	694,848	346,457
Disposals	(440)	(1,770)
Discontinued operations (Note 15)	(34,256)	1,571
Depreciation	(156,972)	(143,074)
Net residual values at end of period	4,847,779	4,198,494

•         During the periods ended September 30, 2013 and 2012, direct costs capitalized amounted to $ 114.2 million and $ 78.2 million, respectively.

•         Financial costs capitalized for the periods ended September 30, 2013 and 2012, amounted to $ 23.9 million and $ 16.6 million, respectively.

11.                Intangible assets

	09.30.13	09.30.12
Net residual values at beginning of year	845,848	793,015
Additions	-	-
Disposals	-	-
Discontinued operations (Note 15)	(845,848)	50,282
Amortization	-	-
Net residual values at end of period	-	843,297

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

12.               Trade receivables

	09.30.13	12.31.12
Non-current:
Bonds for the cancellation of debts of the Province of Bs. As.	-	2,042
Total Non-current	-	2,042

Current:
Sales of electricity - Billed (1)	478,363	564,338
Sales of electricity – Unbilled	222,205	325,623
Framework Agreement	50,362	25,438
National Fund of Electricity	4,720	2,984
Bonds for the cancellation of debts of the Province of Bs. As.	2,725	4,095
Specific fee payable for the expansion of the network,transportation and others	10,757	9,933
Receivables in litigation	22,510	20,237
Allowance for the impairment of trade receivables	(71,770)	(63,265)
Total Current	719,872	889,383

(1)      Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

13.               Other receivables

	09.30.13	12.31.12
Non-current:
Prepaid expenses	1,080	1,260
Receivable from CMM	-	45,530
Receivable from minimum presumed income	128,070	96,688
Tax credits	1,252	11,697
Financial receivable	13,327	12,993
Receivable with EDEN S.A. class “C” shareholders	-	17,263
Other	1,368	1,235
Total Non-current	145,097	186,666

Current:
Prepaid expenses	2,211	1,893
Receivable from CMM (Note 2.b) (1)	1,035,454	-
Value added tax	36,809	-
Advances to suppliers	17,453	47,410
Advances to personnel	4,521	3,666
Security deposits	1,770	1,074
Receivables from activities other than the main activity	27,779	27,521
Financial receivable	3,156	2,516
Receivable with FOCEDE (Res. 347/12)	87,677	3,789
Note receivable with EDESUR	-	3,529
Judicial deposits	1,874	4,216
Related parties	65,245	52,292
Allowance for the impairment of other receivables	(20,520)	(16,011)
Other	14,387	3,683
Total Current	1,277,816	135,578

(1)   Includes estimated interest for $ 707.8 million (income) and $ 536.2 million (expense) relating to the CMM and the PUREE, respectively.

The carrying amount of the Company’s other receivables approximates their fair value.

14.               Financial assets at fair value through profit or loss

	09.30.13	12.31.12
Current
Government bonds	20,215	3,415
Trust rights	70,783	-
Total current	90,998	3,415

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

15.                Cash and cash equivalents

	09.30.13	12.31.12	12.31.11
Cash and banks	31,517	19,673	23,095
Time deposits	1,062	481	48,511
Money market funds	254,904	50,954	58,903
Total cash and cash equivalent	287,483	71,108	130,509

16.               Assets and liabilities of disposal group classified as held for sale and discontinued operations

Sale of AESEBA/EDEN’s assets

In addition to that mentioned in note 40 to the Consolidated Financial Statements as of December 31, 2012, in February 2013 the Company received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, the Company Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately USD 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $334 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and the Company.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, the Company received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

At the date of these condensed interim Financial Statements, the Trust has purchased USD 10 million and USD 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively.

In this manner, the Company divested the AESEBA segment, which resulted in a loss of $96.50 million, included within the profit (loss) for the period - discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company as long as such transaction takes place. At September 30, 2013, and due to the repurchases of the Company’s own debt made by the Trust, the Company recorded a gain of $ 65.7 million (Note 27), included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

Offer to sell EMDERSA/EDELAR’s assets

On September 17, 2013, the Company Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by the Company in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which the Company has with EMDERSA and EDELAR. On October 4, 2013, the Company received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013. The price agreed upon in the aforementioned agreement amounts to $ 75.2 million and is payable in 120 monthly and consecutive installments, with a grace period of 24 months, to commence from the closing date of the transaction, for the payment of the first installment.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Furthermore, on August 5, 2013 the Company was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

The main types of assets and liabilities of the disposal group classified as held for sale are as follow:

	09.30.13	12.31.12
Property, plant and equipment and Intangible assets (*)	164,289	100,197
Inventories	1,387	1,148
Trade and other receivables	76,372	74,026
Deferred tax assets	39,740	36,873
Cash and cash equivalents	18,945	11,154
Total assets of disposal group classified as held for sale	300,733	223,398

Trade payables	166,539	126,335
Borrowings	39,161	4,623
Salaries and social security taxes payable	21,147	10,012
Tax liabilities	10,988	6,073
Other payables	165	914
Provisions	9,460	9,310
Total liabilities of disposal group classified as held for sale	247,460	157,267

(*) The breakdown of the account is as follows:
Property, plant and equipment and Intangible assets:	254,350	115,945
Impairment from valuation at net realizable value:	(90,061)	(15,748)
Total Property, plant and equipment and Intangible assets:	164,289	100,197

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

The financial statements related to discontinued operations are disclosed below:

a.                   Statements of comprehensive (loss) income

	09.30.13	09.30.12
Revenue from sales	399,619	918,629
Revenue from construction	9,028	86,550
Cost of sales	(164,241)	(427,822)
Cost of construction	(9,028)	(86,550)
Gross profit	235,378	490,807
Transmission and distribution expenses	(104,392)	(176,651)
Selling expenses	(56,439)	(107,452)
Administrative expenses	(36,856)	(74,973)
Other operating expense, net	(735)	(6,892)
Operating profit	36,956	124,839

Financial income	14,804	29,858
Financial expenses	(28,576)	(57,211)
Other financial expense	(7,473)	(4,547)
Net financial expense	(21,245)	(31,900)
Profit before taxes	15,711	92,939

Income tax and tax on minimum presumed income	(7,136)	(26,384)
Profit after taxes	8,575	66,555

Loss on subsidiary sale	(185,959)	-
Loss (Gain) from assets made available for sale	(7,146)	1,026
Tax effect	89,422	-
(Loss) Profit for the period	(95,108)	67,581

(Loss) Profit for the period attributable to:
Owners of the parent	(96,128)	64,525
Non-controlling interests	1,020	3,056
	(95,108)	67,581

b.                   Statements of cash flows

	09.30.13	09.30.12
Net cash flows provided by operating activities	168,629	100,146
Net cash flows used in investing activities	(105,301)	(129,378)
Net cash flows provided by financing activities	25,388	106,484
NET INCREASE IN CASH AND CASH EQUIVALENTS	88,716	77,252

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

At September 30, 2013 and December 31, 2012, the assets and liabilities of the disposal group classified as held for sale and discontinued operations were valued, in accordance with the terms of the aforementioned agreement, at their net realizable value, which is lower than their book value.

The detail thereof is disclosed below:

	09.30.13	12.31.12

Emdersa Holding's equity	31,555	56,107
Percentage interest held	100.00%	99.99%
Value on equity method:	31,555	56,101

Assets and liabilities of disposal group classified as held for sale at Net Realizable Value - EMDERSA:	33,035	41,518

Assets and liabilities of disposal group classified as held for sale at Net Realizable Value at beginning of year:	41,518
Addition for the period - Aeseba	480,949
Loss on Net Realizable Value Emdersa	(8,483)
Loss on Net Realizable Value Aeseba	(146,609)
Disposal for the period - Aeseba	(334,340)
Assets and liabilities of disposal group classified as held for sale at Net Realizable Value at end of period:	33,035

b. Information on the result of discontinued operations

Loss for the period on interest in Emdersa	(1,337)
Loss on measurement at Net Realizable Value Emdersa	(7,146)
Gain for the period from interest in Aeseba	8,517
Loss on measurement at Net Realizable Value Aeseba	(146,609)
Impairment of receivable with Aeseba	(39,350)
Income tax associated with discontinued operations	89,422
Intercompany eliminations	375
Loss from discontinued operations attributable to the owners	(96,128)
Non-controlling interest	1,020
Loss from discontinued operations	(95,108)

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

17.                Share capital and additional paid-in capital – Capital stock reduction

At December 31, 2012, the Company’s share capital amounted to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 25, 2013, the Shareholders’ Meeting approved the annual separate and consolidated Financial Statements as of December 31, 2012 and resolved to reduce capital stock, due to the fact that the Company had become subject to compliance with the mandatory capital stock reduction established in section 206 of the Argentine Business Organizations Law since losses consumed the totality of the reserves and 50% of capital stock. The approved reduction implies the decrease of the number of shares while maintaining shareholding proportions.  On May 22, 2013, the Company filed the documentation with the National Securities Commission for its approval and subsequent registration.

Such absorption was made against the total amount of the additional paid-in capital and adjustment to share capital accounts and against ten percent (10%) of the share capital account.  Therefore, at September 30, 2013, the Company’s share capital amounts to 815,809,590 shares, divided into 416,062,900 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 397,989,346 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,757,344 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

Furthermore, with regard to the grounds for corporate dissolution due to loss of capital stock mentioned in Note 16 to the condensed financial statements as of March 31, 2013, the Company has overcome such situation thanks to the issuance of Resolution SE 250/13 described in Note 2.b.

	Number of shares (1)	Share capital (2)	Additional paid-in capital	Total
At December 31, 2011	906,455,100	1,902,944	21,769	1,924,713
Absorption of accumulated losses - Shareholders' Meeting of 04/27/2012	-	(588,426)	(18,317)	(606,743)
At December 31, 2012	906,455,100	1,314,518	3,452	1,317,970
Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(90,645)	(498,708)	(3,452)	(502,160)
At September 30, 2013	906,364,455	815,810	-	815,810

(1)      Includes 8,471,300 treasury shares at September 30, 2013 and 9,415,500 at December 31, 2012 and 2011.

(2)     Includes the nominal value of capital and treasury stock and the adjustment for inflation of both concepts.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

18.               Trade payables

	09.30.13	12.31.12
Non-current:
Customer deposits	59,419	57,785
Customer contributions	115,496	95,723
Suppliers	1,134	1,805
Total Non-current	176,049	155,313

Current:
Payables for purchase of electricity - CAMMESA (1)	2,009,054	421,398
Provision for unbilled electricity purchases - CAMMESA	237,784	259,762
Suppliers	296,447	329,509
Related parties	-	14,257
Customer contributions	68,642	68,237
Funding contributions - substations	60,923	53,286
Other	32,764	42,083
Total Current	2,636,972	1,188,532

(1)   At September 30, 2013, includes $ 678.13 million subject to compensation as established by Resolution SE 250/13 (Note 2.b.e.).

The carrying amount of the Company’s trade payables approximates their fair value.

19.               Deferred revenue

	09.30.13	12.31.12
Non-current
Related to IFRIC 12	-	230,061
Nonrefundable customer contribution	34,366	34,366
Total Non-current	34,366	264,427

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

20.              Other payables

	09.30.13	12.31.12
Non-current:
ENRE penalties and discounts	770,961	617,011
Program for the rational use of electric power	301,866	1,277,761
Total Non-current	1,072,827	1,894,772

Current:
ENRE penalties and discounts	34,948	45,031
Program for the rational use of electric power (Res. MIVSPBA No. 252/07)	-	74,693
Advance payments received for sale agreements of related parties	8,690	7,377
Related parties	2,932	2,382
Liability with FOCEDE (Res. 347/12)	20,791	3,789
Liability with FOTAE (Note 30)	48,960	-
Dividends payable to class "C" shareholders	-	7,509
Other	3,461	9,606
Total Current	119,782	150,387

21.               Borrowings

	09.30.13	12.31.12
Non-current:
Financial loans	-	5,424
Corporate notes (1)	1,258,298	1,345,276
Total non-current	1,258,298	1,350,700

Current:
Financial loans	613	31,371
Interest	51,573	35,107
Corporate notes	-	11,665
Bank overdrafts	-	25,000
Total current	52,186	103,143

(1)      Net of issuance expenses and debt repurchase (Note 16).

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	09.30.13	12.31.12
Fixed rate
Less than 1 year	52,186	61,028
From 1 to 2 years	-	424
More than 5 years	1,258,298	1,345,276
	1,310,484	1,406,728
Floating rate
Less than 1 year	-	42,115
From 1 to 2 years	-	5,000
	-	47,115
	1,310,484	1,453,843

The carrying amounts of the Company’s current borrowings and non-current financial loans approximate their fair value.

At September 30, 2013 and December 31, 2012, the fair values of the Company’s non-current borrowings (Corporate Notes) amount to $ 672.5 million and $ 588.3 million, respectively. Such values were calculated on the basis of the market price of the Company’s corporate notes at the end of the period/year.

22.              Salaries and social security taxes payable

	09.30.13	12.31.12
Non-current:
Early retirements payable	1,520	1,983
Seniority-based bonus	18,374	15,477
Total non-current	19,894	17,460

Current:
Salaries payable and provisions	316,363	326,903
Social security taxes payable	25,301	53,018
Early retirements payable	2,492	3,721
Total current	344,156	383,642

23.              Income tax and tax on minimum presumed income

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2012, except for the following:

As a consequence of the issuance of Resolution SE 250/13 described in Note 2.b, as of September 30, 2013, the Company generated taxable profit. Therefore, and in accordance with IFRS, the Company recognized in the accounting tax losses carryforward from prior years for an amount of $ 417 million, which have been applied to assess the tax expense for the period.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

The detail of the income tax expense at September 30, 2013 and 2012 is as follows:

	09.30.13	09.30.12
Current tax	(417,144)	-
Recognition of tax losses carryforward	417,144	-
Deferred tax	61,763	71,135
Difference between provision and tax return	(1,433)	-
Total income tax expense	60,330	71,135

24.              Tax liabilities

	09.30.13	12.31.12
Non-current:
Tax regularization plan	15,006	9,971
Total Non-current	15,006	9,971

Current:
Income tax provision net of the minimum presumed income tax credit	-	4,525
Tax on minimum presumed income payable	34,229	70,487
Provincial, municipal and federal contributions and taxes	33,826	88,720
VAT payable	-	21,204
ABL (Public lighting, sweeping and cleaning tax) withholdings	67,387	20,124
Tax withholdings	23,379	15,749
SUSS (Social Security System) withholdings	1,018	665
Municipal taxes	33,750	40,462
Tax regularization plan	38,905	2,825
Tax-related interest payable	777	8,937
Total Current	233,271	273,698

25.               Revenue from sales

	Nine months at
	09.30.13	09.30.12
Sales of electricity (1)	2,532,765	2,135,644
Right of use on poles	32,306	26,685
Connection charges	2,995	2,881
Reconnection charges	425	1,265
	2,568,491	2,166,475

(1)   Includes revenue from the application of Resolution 347/12 for $ 387.2 million for the nine-month period ended September 30, 2013.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

26.              Expenses by nature

The detail of expenses by nature is as follows:

	Nine months at 09.30.13
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	532,963	129,468	100,236	762,667
Pension plan	11,592	2,930	3,194	17,716
Communications expenses	5,526	23,506	1,217	30,249
Allowance for the impairment of trade and other receivables	-	36,373	-	36,373
Supplies consumption	82,050	-	4,928	86,978
Rent and insurance	4,941	-	16,069	21,010
Security services	12,672	436	7,403	20,511
Fees and remuneration for services	473,192	137,038	73,512	683,742
Public relations and marketing	-	-	2,123	2,123
Advertising and sponsorship	-	-	1,093	1,093
Reimbursements to personnel	703	118	688	1,509
Depreciation of property, plant and equipment	144,644	6,548	5,780	156,972
Directors and Supervisory Committee members’ fees	-	-	1,890	1,890
ENRE penalties	125,908	41,020	-	166,928
Taxes and charges	-	23,210	3,869	27,079
Other	192	22	928	1,142
Nine months at 09.30.13	1,394,383	400,669	222,930	2,017,982

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at September 30, 2013 for $ 114.2 million.

	Nine months at 09.30.12
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	325,969	81,559	84,863	492,391
Pension plans	13,531	3,386	3,523	20,440
Communications expenses	5,924	14,612	1,333	21,869
Allowance for the impairment of trade and other receivables	-	14,336	-	14,336
Supplies consumption	63,186	1,083	3,005	67,274
Rent and insurance	2,936	239	12,673	15,848
Security services	6,931	510	2,917	10,358
Fees and remuneration for services	351,361	113,141	50,705	515,207
Public relations and marketing	-	-	2,181	2,181
Advertising and sponsorship	-	-	1,124	1,124
Reimbursements to personnel	699	139	555	1,393
Depreciation of property, plant and equipment	135,591	5,384	2,099	143,074
Directors and Supervisory Committee members’ fees	-	-	1,913	1,913
ENRE penalties	65,851	7,340	-	73,191
Taxes and charges	-	18,164	2,453	20,617
Other	220	40	826	1,086
Nine months at 09.30.12	972,199	259,933	170,170	1,402,302

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at September 30, 2012 for $ 78.2 million.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

27.               Net financial expense

	Nine months at
	09.30.13	09.30.12
Financial income
Late payment charges	33,680	44,158
Financial interest (1) (2)	209,704	11,443
Total financial income	243,384	55,601

Financial expenses
Financial interest (3)	(118,271)	(104,881)
Tax-related interest	(8,970)	(2,202)
Commercial interest	(231,673)	(4,529)
Bank fees and expenses	(8,575)	(575)
Total financial expenses	(367,489)	(112,187)

Other financial expense
Exchange differences	(209,833)	(129,086)
Adjustment to present value	328	(2,275)
Changes in fair value of financial assets	1,914	34,739
Gain from repurchase of Corporate Notes	65,655	-
Other financial expense	(9,860)	(9,073)
Total other financial expense	(151,796)	(105,695)
Total net financial expense	(275,901)	(162,281)

(1)       Includes interest on cash equivalents at September 30, 2013 and 2012 for $ 37.6 million and $ 15.4 million, respectively.

(2)      At September 30, 2013 includes net interest for $ 171 million relating to the CMM and the PUREE.

(3)      Net of interest capitalized at September 30, 2013 and 2012 for $ 23.9 million and $ 16.6 million, respectively.

28.              Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding at September 30, 2013 and 2012, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	Nine months at
	09.30.13		09.30.12
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Profit (Loss) for the period attributable to the owners of the parent	887,148	(96,128)	(691,503)	64,525
Weighted average number of common shares outstanding	864,152	864,152	897,043	897,043
Basic and dilute earnings (loss) per share – in pesos	1.03	(0.11)	(0.77)	0.07

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

29.              Related-party transactions

The following transactions were carried out with related parties:

a.      Income

EDENOR		Nine months at
Company	Description	09.30.13	09.30.12

CYCSA	Other income	3,421	2,689
PESA	Interest	11,423	-
		14,844	2,689

b.      Expense

EDENOR		Nine months at
Company	Description	09.30.13	09.30.12

EASA	Technical advisory services on financial matters	(9,845)	(8,341)
SACME	Operation and oversight of the electric power transmission system	(10,528)	(7,635)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	Legal fees	-	(680)
PYSSA	Financial and granting of loan services to customers	(73)	(52)
		(20,446)	(16,708)

The balances with related parties are as follow:

c.        Receivables and payables

EDENOR
Company	09.30.13	12.31.12

Other receivables
SACME	9,260	9,007
PESA	52,519	43,285
CYCSA	3,466	-
	65,245	52,292

EDENOR
Company	09.30.13	12.31.12

Other payables
SACME	(2,931)	(2,375)
EASA	(1)	-
PESA	-	(7)
	(2,932)	(2,382)

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

Eden (1)
Company	09.30.13	12.31.12

Trade payables
POWERCO	-	(873)
EASA	-	(11,178)
CTG	-	(488)
CPB	-	(1,718)
	-	(14,257)

(1)   At September 30, 2013, balance sheet accounts balances have been disclosed within the assets and liabilities of the disposal group classified as held for sale.

d.      Key management compensation

	Nine months at
	09.30.13	09.30.12
Salaries	23,470	15,620
	23,470	15,620

30.              Trust for the Management of Electric Power Transmission Works (FOTAE)

During the first half of 2013, the interconnection works between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station, as mentioned in note 43 to the consolidated Financial Statements as of December 31, 2012, were brought into service. The Company and Edesur were to contribute 30% of the total execution cost of the works, whereas the remaining 70% is to be absorbed by CAMMESA.

Consequently, at September 30, 2013, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the total of the works for an amount of $ 85.2 million, $ 48.9 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of Current Liabilities.

Furthermore, and as indicated in note 43 to the Consolidated Financial Statements as of December 31, 2012, the Company is still awaiting the Energy Secretariat’s definition concerning who will be appointed as the owner of the totality of the works and the final valuation thereof. Based on such definitions, the Company will make the necessary adjustments to the recordings made up to now and described in this note.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

31.               Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance, via such Ministry and/or via the agency appointed by the latter, the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento lines.

The amount totals $ 114.3 million and will be disbursed in five (5) installments of $ 20 million, one installment of $ 10 million and a last installment of $ 4.3 million.

The Federal Government will bear the costs of the so-called “Exclusive facilities” which amount to $ 59.9 million, whereas the costs of the so-called “Non-exclusive expansion works”, which amount to $ 54.4 million, will be financed by the Federal Government and reimbursed by the Company in seventy-two (72) monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

As of September 30, 2013, the Company received disbursements for $ 20 million which are recognized as Non-current trade payables – Customer contributions (Note 18).

At the completion of the works, the portion borne by the Federal Government will be recognized as Nonrefundable customer contributions.

32.              Events after the reporting period

Assets of disposal group classified as held for sale

On October 4, 2013, Pampa Energía S.A. (PESA) paid the balance of principal and interest relating to EGSSA’s sale for a total of $ 53.3 million.

The aforementioned payment was made in cash for $ 0.5 million and through the delivery of the Company’s Class 9 Corporate Notes due in 2022 for a nominal value of USD 10,000,000.

Repurchase of Corporate Notes

On October 11, 2013, the Company repurchased at market prices Class 9 Corporate Notes due in 2022 for a nominal value of USD 1,590,000.

Merger with the subsidiary Emdersa Holding S.A.

On October 7, 2013, the Company Board of Directors resolved to initiate the proceedings pursuant to which the Company will absorb Emdersa Holding S.A. in order to optimize its resources, simplifying its corporate, administrative and operating structure.

EDENOR S.A.

Notes to the Condensed Interim Consolidated Financial Statements as of September 30, 2013 and

December 31, 2012 (Continued)

33.              Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

6363 Del Libertador Ave. - Capital Federal

INFORMATIVE SUMMARY

AS OF SEPTEMBER 30, 2013

These condensed interim consolidated Financial Statements for the nine-month period ended September 30, 2013 have been prepared in accordance with IFRS.

1.                   The Company’s activities

(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos)

In the nine-month period ended September 30, 2013, the Company recorded a net consolidated profit of 792,040. At the end of the period, the Company’s equity amounts to 1,217,847.

The consolidated operating profit amounted to 1,102,719.

The investment in property, plant and equipment totaled 694,848. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

Among the main activities developed, the following can be mentioned:

a.       Companies sale agreements and Companies available for sale

Sale of AESEBA/EDEN’s assets

In February 2013 the Company received offers from two investment groups for the acquisition of the total number of shares of AESEBA, the parent company of EDEN. On February 27, 2013, the Company Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer is payable through the delivery of Edenor debt securities for an amount equivalent, considering their quoted price at the date of the acceptance, to approximately USD 85 million of nominal value. Such price was fixed in Bonar 2013 sovereign debt bonds or similar bonds (“the Debt Securities”) for a value equivalent to $334 million at the closing of the transaction, considering the market value of such government bonds at that time.

In this regard, a Trust was set up in March 2013 by the Settlor (the Buyer), the Trustee (Equity Trust Company from Uruguay) and the Company.

At the closing date of the transaction, which took place on April 5, 2013, the buyer deposited in the Trust cash and Debt Securities for the equivalent of $ 262 million pesos, considering the market value of those government bonds at the closing date, and, prior to December 31, 2013, the buyer will be required to deposit in the Trust Debt Securities for the equivalent of 8.5 million of nominal value divided by the average price of purchase thereof.  At the closing of the transaction, the Company received the rights as beneficiary under the Trust. With the proceeds of the liquidation of the bonds received the Trust will purchase Edenor Class 9 and Class 7 Corporate Notes due in 2022 and 2017, respectively.

At the date of these condensed interim Financial Statements, the Trust has purchased USD 10 million and USD 50.3 million nominal value of Edenor Corporate Notes due in 2017 and 2022, respectively.

In this manner, the Company divested the AESEBA segment, which resulted in a loss of $96.50 million, included within the profit (loss) for the period - discontinued operations, after tax-related effects and without considering the results of the repurchase of Corporate Notes, which will be recognized by the Company insofar as such transaction takes place. At September 30, 2013, and due to the repurchases of the Company’s own debt made by the Trust, the Company recorded a gain of $ 65.7 million (Note 27), included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

Offer to sell EMDERSA/EDELAR’s assets

On September 17, 2013 the Company Board of Directors approved the sending to Energía Riojana S.A. (ERSA) and the Government of the Province of La Rioja of an irrevocable offer for (i) the sale of the indirect stake held by the Company in EMDERSA, the parent company of EDELAR, and (ii) the assignment for valuable consideration of certain receivables which the Company has with EMDERSA and EDELAR. On October 4, 2013, the Company received the acceptance of the Offer by ERSA and the Government of the Province of La Rioja in its capacity as controlling shareholder of the buyer. The transaction was closed and effectively carried out on October 30, 2013.

Furthermore, on August 5, 2013 the Company was notified of ENRE Resolution No. 216/2013, whereby the Regulatory agency declared that the procedure required by Section 32 of Law No. 24,065 with respect to the purchase of EMDERSA, AESEBA and their respective subsidiaries made by the Company in March 2011 had been complied with, formally authorizing the acquisition thereof.

b.      Electricity rates

By Resolution 347/12, the ENRE established the application of a fixed and a variable charge associated with power to be included in customer bills, which the distribution company will collect on account of the CMM adjustments stipulated in section 4.2 of the Adjustment Agreement and specifically use for the making of investments and reactive maintenance tasks.

Furthermore, on May 7, 2013, the Energy Secretariat issued Resolution SE 250/13, whereby it:

a)    Authorized the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through February 2013, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)    Assessed the Company’s debt at February 28, 2013 deriving from the application of the Program for the Rational Use of Electric Power (PUREE) for the period May 2007 through February 2013.

c)    Authorized the Company to offset until February 2013 the debt indicated in caption b) against and up to the amount of the receivables established in caption a), including interest, if any, on both amounts.

d)   Instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) for the CMM surplus amounts after the offsetting process indicated in caption c) has been carried out.

e)    Authorized CAMMESA to receive LVFVD as part payment for the debts deriving from the economic transactions of the Wholesale Electricity Market (MEM) that were past due at May 7, 2013, which in the case of Edenor amounted to $ 678.13 million, including interest as of that date.

f)     Instructed the Company to assign the credits from the surplus LVFVD, after having complied with that established in the preceding caption, to the trust created under the terms of ENRE Resolution No. 347/12 (FOCEDE).

The Energy Secretariat, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned Resolution pursuant to the information provided by the ENRE and CAMMESA.

Consequently, as of September 30, 2013, the Company recorded $ 2,212.6 million and $ 171.6 million as revenue from the recognition of higher costs resulting from the CMM and net interest, respectively.

Moreover, with the publication of the above-described Resolution SE 250/13, the Energy Secretariat, in the Company’s opinion, has explicitly and implicitly resolved the administrative claim duly filed, partially upholding the Company’s claim and with the consequences that in such regard establishes section 31 of the Administrative Procedure Law, for which reason said Claim has come to an end with the issuance of the aforementioned administrative resolution. Taking into account that which has been previously mentioned, on June 29, 2013, the Company brought an action to prevent the legal actions to claim full compliance with the Adjustment Agreement and compensation for damages due to such non-compliance from being time barred.

Additionally, due to the increase recorded in operating and maintenance costs in accordance with the criterion of the polynomial formula contemplated in the Adjustment Agreement, as of the date of issuance of these condensed Financial Statements, the Company has submitted to the ENRE the CMM adjustment request, in accordance with the following detail:

Period	Application Date	CMM Adjustment
November 2012 – April 2013	May 2013	6.951%

Furthermore, the CMM adjustment values relating to the March–September 2013 period that have been neither transferred to the tariff nor authorized to be collected by other means amount, after applying Resolution SE No. 250/13 of the Energy Secretariat, to approximately $ 720.8 million. Furthermore, at September 30, 2013, the balance relating to the Program for the Rational Use of Electric Power, after applying Resolution SE No. 250/13, amounts to $ 301,866, of which $ 221,506 have been submitted to the ENRE as of that date in accordance with the procedure in effect.

2.                  Comparative financial position structure

ACCOUNTS	09.30.13	12.31.12

Current assets	2,731,153	1,492,350
Non-current assets	4,993,302	5,379,577
Total Assets	7,724,455	6,871,927

Current liabilities	3,722,504	2,282,130
Non-current liabilities	2,784,104	4,100,509
Total Liabilities	6,506,608	6,382,639
Non-controlling interests	8,646	71,107

Equity	1,209,201	418,181

Total Liabilities, Non-controlling interests and Equity	7,724,455	6,871,927

3.                  Comparative income structure

(amounts stated in thousands of pesos).

ACCOUNTS	09.30.13	09.30.12

Net loss	(1,032,606)	(542,656)
Other (expense) income, net	(77,298)	(57,701)
Higher costs recognition - Resolution SE 250/13	2,212,623	-
Financial expense and holding losses	(275,901)	(162,281)

Profit (Loss) before taxes	826,818	(762,638)

Income tax	60,330	71,135
Non-controlling interests	(1,020)	(3,056)
(Loss) Profit from discontinued operations	(95,108)	67,581

Net profit (loss) for the period	791,020	(626,978)

4.                  Comparative cash flows structure

ACCOUNTS	Nine months at 09.30.13	Nine months at 09.30.12

Subtotal net cash flows (used in) provided by operating activities	(517,855)	163,172
Increase for funds obtained - Cammesa financing	1,587,655	20,194
Net cash flows provided by operating activities	1,069,800	183,366
Net cash flows used in investing activities	(781,219)	(283,665)
Net cash flows (used in) provided by financing activities	(70,385)	12,225
Total cash flows provided (used)	218,196	(88,074)

5.                   Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

CONCEPT	UNIT	Nine months at 09.30.13	Nine months at 09.30.12

Sales of electricity (1)	GWh	16,306	15,712
Electric power purchases (1)	GWh	18,723	18,124

(1)  The related amounts include toll fees.

6.                  Ratios

RATIOS		09.30.13	12.31.12

Liquidity	Current assets (1)	0.73	0.65
	Current liabilities (1)

Solvency	Equity	0.19	0.07
	Total liabilities

Fixed	Non-current assets	0.65	0.78
Assets	Total assets

	Profit (Loss)
Profit (loss)	before taxes	197.72%	(72.97)%
before taxes (2)	Equity excluding profit (loss) for the period

(1)        Includes assets and liabilities available for sale.

(2)       Results for the nine-month periods ended September 31, 2013 and 2012.

7.                   Outlook

(Not covered by the Independent Auditors’ Report)

During the nine-month period ended September 30, 2013, the Company’s activity continued to be developed as described in Note 1. Nevertheless, the Company was able to reasonably maintain its operating, commercial and administrative activities, complying with the required levels for the provision of services to its customers.

On November 27, 2012, the Secretariat of Labor, under the authority of the Ministry of Labor, Employment and Social Security, established that as from January 1, 2013 the Company, as well as other companies of the Electric Power Sector, will be required to pay to its employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) an amount of $2,410 that will be regarded as a salary item. Additionally, the Unions, the Federal Government and the Company entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

The Federal Government’s decision to issue Resolution 347, pursuant to which distribution companies were authorized, as from November 23, 2012, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers on a percentage of power charges, is a good sign and the beginning toward the energy sector’s regularization.

Furthermore, on May 7, the Energy Secretariat issued Resolution SE 250/13, pursuant to which, among other issues, it approved the values of the adjustments resulting from the Cost Monitoring Mechanism (CMM) for the period May 2007 through February 2013, determined in accordance with the provisions of Section 4.2 of the Adjustment Agreement, for a total amount of $ 2,212.62 million.

Due to the issuance of Resolution SE 250/13, neither the grounds for corporate dissolution nor the requirement to carry out a mandatory capital stock reduction, that existed when the last Ordinary and Extraordinary Shareholders’ Meeting was held, continue to apply. Consequently, the Company Board of Directors is analyzing the steps to be followed with respect to the implementation of the aforementioned capital stock reduction, which may include, if necessary, to convene a new Shareholders’ Meeting to deal with and resolve this matter.

Furthermore, it must be pointed out that the evolution of the levels of demand for electricity and the economic and financial development of the market in which the Company operates, among other factors, must be taken into account when assessing scenarios for the analysis of the corporate activity.

Buenos Aires, November 6, 2013

RICARDO TORRES
Chairman

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal domicile: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

1.       We have reviewed the condensed interim consolidated financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter Edenor S.A.) and its subsidiary which includes the condensed interim consolidated statements of financial position as of September 30, 2013, the related condensed interim consolidated statements of comprehensive income, the condensed interim consolidated statements of changes in equity and the condensed interim consolidated statements of cash flows for the three-month period then ended with the complementary Notes.  The amounts and other information related to fiscal year 2012 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

2.       The preparation and issuance of these financial statements are the responsibility of the Company´s management, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and  incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mention in paragraph 1. in  accordance with IAS 34 “Interim financial information”. Our responsibility, is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3..

3.       Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and making inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is the expression of an opinion on the financial statements taken as a whole. Consequently, we do not express any opinion on the consolidated financial position, consolidated statements of comprehensive income and consolidated cash flow of Edenor S.A..

4.       In Note 1 to the condensed interim consolidated financial statements, the Company informed that the continuous increase in operating costs to maintain the level of the service and the delay in obtaining rate increases and the cost adjustments recognition (“MMC”) in accordance with the terms of the Adjustment Agreement (“Acta Acuerdo”) described in Note 2 to those financial statements, have significantly affected and will continue to affect the economic and financial position of the Company, nonetheless considering the positive effect derivate of the application of Resolution ENRE 347/12 and SE 250/13.

Furthermore, the Company informs that the additional revenue generated with the valid electricity rate schedule, nonetheless considering the application of the already mentioned resolutions, does not permit the absorption of operating costs, investment requirements and the payment of financial services, thus the Company Management estimates that these negative cash flows, will resume again in a working capital deficit.

5.       Based in the situation detailed in Note 1 and as indicated in its accountant policies, the Company has prepared its projections to determine the recoverable value of its non-current assets, on the understanding that the electricity rates will be improved according to the circumstances. Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of non-current assets will exceed their respective net book values.

6.       The situations detailed in paragraphs 4. and 5. generate uncertainty as to the possibility of the Company continuing to operate as a going concern. The Company has prepared the financial statements using accounting principles applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company’s operations and the Company were obliged to sell its assets and settle its liabilities, including contingencies, in conditions other than those of the normal course of its business.

7.       Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 4., 5., and 6., nothing has come to our attention that causes as to believe that the condensed interim consolidated financial statements of Edenor S.A. mentioned in paragraph 1., is not prepared in all material respects, in accordance with IAS 34.

8.      In compliance with regulations in force, we report that:

a)             the condensed interim consolidated financial statements of Edenor S.A., are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)             the condensed interim separate  financial statements of Edenor S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)              we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make other than those in paragraphs 4., 5., and 6.;

      d)           at September 30, 2013 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 20,885,371, which were not yet due at that date.;

Autonomous City of Buenos Aires, November 6, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A T°1 – V°17
Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 - V° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 13, 2013